Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

INVESTMENT IN PARTNERSHIP THROUGH EQUITY INVESTMENT PLAN

The Board announces that the Company and CLP&C intend to contribute no more than RMB5,000,000,000 and RMB1,000,000,000, respectively, to the Equity Investment Plan established by CLI, and separately enter into an entrustment contract with CLI for such purpose. It is currently expected that the Company will enter into the Entrustment Contract with CLI by 31 December 2023. All funds under the Equity Investment Plan will be used for the subscription of limited partnership interest in the Partnership. CLI will, on behalf of the Equity Investment Plan and as a Limited Partner, enter into the Partnership Agreement with Beijing Capital Chuangxin and CLIIM (each as a General Partner and managing partner), and Beijing Capital Group (as a Limited Partner). China Life Capital will serve as the Manager of the Partnership.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% equity interest in CLP&C and 100% equity interest in CLI, and CLI holds 100% equity interest in China Life Capital which in turn holds 100% equity interest in CLIIM, each of CLP&C, CLI, China Life Capital and CLIIM is an associate of CLIC and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the Manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company and CLP&C intend to contribute no more than RMB5,000,000,000 and RMB1,000,000,000, respectively, to the Equity Investment Plan established by CLI, and separately enter into an entrustment contract with CLI for such purpose. It is currently expected that the Company will enter into the Entrustment Contract with CLI by 31 December 2023. All funds under the Equity Investment Plan will be used for the subscription of limited partnership interest in the Partnership. CLI will, on behalf of the Equity Investment Plan and as a Limited Partner, enter into the Partnership Agreement with Beijing Capital Chuangxin and CLIIM (each as a General Partner and managing partner), and Beijing Capital Group (as a Limited Partner). China Life Capital will serve as the Manager of the Partnership.

PRINCIPAL TERMS OF THE ENTRUSTMENT CONTRACT

Parties

•	Entrusting party: the Company

•	Trustee: CLI

Establishment of the Equity Investment Plan

The Equity Investment Plan is established by CLI to raise the total funds of RMB6,000,000,000, of which no more than RMB5,000,000,000 shall be contributed by the Company. The capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Investment Targets

All funds under the Equity Investment Plan will be used for the subscription of limited partnership interest in the Partnership.

Term

The Equity Investment Plan shall have a term from the date on which CLI (on behalf of the Equity Investment Plan) makes its initial capital contribution to the designated account of the Partnership until the date falling on the seventh anniversary of the Initial Closing Date (as defined below) of the

Partnership. CLI shall have the right to change the expiry date of the Equity Investment Plan, provided, however, that such expiry date shall not be earlier than the date on which the Equity Investment Plan exits from the Partnership.

Management Fee

During the term of the Equity Investment Plan, CLI will charge a management fee to the Company at the fee rate of 0.17% per annum in respect of the investment and management services provided by it under the Equity Investment Plan.

The arrangement for the payment of management fee by the Company to CLI as described above falls into the scope of continuing connected transactions under the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds entered into between the Company and CLI, and such management fee shall be included in the annual caps of the relevant years under the agreement. For details, please refer to the announcements of the Company dated 28 October 2021 and 27 April 2023.

Profit Distribution

Subject to receipt by the Equity Investment Plan of profit distributions from the Partnership and after deduction of all taxes and fees in relation to the Equity Investment Plan, CLI shall pay the profits to the Company in proportion to its interest in the Equity Investment Plan.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT

Parties

•	General Partners and managing partners: Beijing Capital Chuangxin and CLIIM

•	Limited Partners: CLI (on behalf of the Equity Investment Plan) and Beijing Capital Group

Capital Contribution and Payment

The total capital contribution by all partners of the Partnership shall be RMB12,002,000,000. The capital contribution to be made by each of the partners is set out as follows:

Partner	Type	Capital Contribution	Percentage
Beijing Capital Chuangxin	General Partner	RMB1,000,000	0.008%
CLIIM	General Partner	RMB1,000,000	0.008%
CLI (on behalf of the Equity Investment Plan)	Limited Partner	RMB6,000,000,000	49.992%
Beijing Capital Group	Limited Partner	RMB6,000,000,000	49.992%
Total		RMB12,002,000,000	100%

CLI (on behalf of the Equity Investment Plan and as a Limited Partner) shall make its capital contribution by instalment according to the requirements specified in the demand note issued by the Manager for payment of the capital contribution. The Manager shall issue the demand note for payment of the capital contribution to all partners at least ten business days in advance. The date on which all partners make their respective initial capital contributions to the designated account as required by the Manager shall be the initial closing date of the Partnership (the “Initial Closing Date”).

Term

The Partnership shall have a term of seven years from the Initial Closing Date. The period of five years from the Initial Closing Date shall be the investment period of the Partnership, and the period from the next day immediately after the expiry of the investment period to the date falling on the seventh anniversary of the Initial Closing Date shall be the exit period of the Partnership.

Management

Beijing Capital Chuangxin and CLIIM, being the General Partners, shall serve as the managing partners, which shall be responsible for the executive functions and investment operations of the Partnership. China Life Capital will serve as the Manager of the Partnership for the provision of daily operation and investment management services to the Partnership. The Partnership shall pay a management fee to the Manager in relation to such services on an annual basis, which shall be shared by all the Limited Partners. The amount of the annual management fee shall be 0.06% of the capital contributions of all the Limited Partners.

The Partnership shall establish an investment decision committee comprising five members, of which CLI (on behalf of the Equity Investment Plan) shall have the right to appoint two members, and Beijing Capital Group shall have the right to appoint three members. The investment decision committee shall be mainly responsible for the decision making with respect to the investment of the Partnership.

The Partnership shall establish an investment advisory committee comprising five members, of which CLI (on behalf of the Equity Investment Plan) shall have the right to appoint three members, and Beijing Capital Group shall have the right to appoint two members. The investment advisory committee shall be mainly responsible for dealing with any matters involving material conflicts of interest and related party transactions.

Investment Scope

The Partnership will make equity investment in the Project Company and eventually invest in the projects being developed and operated and to be developed and operated by the Project Company. Established in January 2006, the Project Company is primarily engaged in investment, construction, operation and passenger services of Beijing Metro. As at the date of this announcement, the Project Company is held as to 49%, 49% and 2% by Beijing Capital Group, MTR Beijing and BIIC, respectively. At present, the Project Company participates in the investment, construction and operation of

Beijing Metro Line 4, Line 14 and Line 16 through the public-private-partnership (PPP) model, operates Beijing Metro Line 17 through the operation and maintenance concession model, and is authorized to operate and manage Beijing Subway Daxing Line.

Profit Distribution

The distributable profits of the Partnership shall be distributed to all partners: (i) on an annual basis by way of annual profit distribution, and (ii) at the time of exit from the investment project by way of exit profit distribution.

(i)	The annual profit distribution shall be made in the following order:

(a)

the distributable profits shall first be distributed to CLI (on behalf of the Equity Investment Plan), until it has obtained the profits calculated at an annual rate of return of 5.425% in respect of the balance of its paid-in capital contribution;

(b)

the balance (if any) shall be distributed to Beijing Capital Group, until it has obtained the profits calculated at an annual rate of return of 5.425% in respect of the balance of its paid-in capital contribution;

(c)

the balance (if any) shall be distributed to the General Partners, until each of them has obtained the profits calculated at an annual rate of return of 5.425% in respect of the balance of its paid-in capital contribution;

(d)

the balance (if any) shall be retained by the Partnership for ad hoc investments or, subject to the review by the investment decision committee, used for reinvestment or any investment on a rolling basis.

(ii)	The exit profit distribution shall be made in the following order:

(a)	the distributable profits shall be distributed to the Limited Partners, until each of them has recovered its paid-in capital contribution to the Partnership;

(b)

the balance (if any) shall be distributed to the General Partners, until each of them has recovered its paid-in capital contribution to the Partnership. For the avoidance of doubts, the profit distribution described in this item (b) shall only be made at the time of the last exit of the Partnership from the investment project;

(c)

the balance (if any) shall be distributed to the General Partners, until each of them has obtained the profits calculated at an annual rate of return of 5.425% in respect of the balance of its paid-in capital contribution. For the avoidance of doubts, the profit distribution described in this item (c) shall only be made at the time of the last exit of the Partnership from the investment project;

(d)

the balance (if any) shall be distributed to the Limited Partners, until each of them has obtained the profits calculated at an annual rate of return of 5.425% in respect of the balance of its paid-in capital contribution;

(e)

if, at the time of the last exit of the Partnership from the investment project, there are remaining distributable profits upon completion of the profit distribution described above, such profits shall all be distributed to Beijing Capital Group.

Loss Sharing

Any losses of the Partnership shall be assumed by the Partnership to the extent of its assets. The Limited Partners shall be liable for the debts of the Partnership up to the amount of their respective capital contributions, and the General Partners shall bear the unlimited joint and several liability for the debts of the Partnership up to all assets owned by them.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Partnership will make equity investment in the Project Company and eventually invest in the projects being developed and operated and to be developed and operated by the Project Company. The Project Company is currently operating about one-fifth of urban rail transit mileages in Beijing. It operates Beijing Metro Line 4, Line 14, Line 16 and Line 17, as well as Beijing Subway Daxing Line, connecting the central urban area of Beijing to numerous zones in the northern, western and southern parts outside the Fifth Ring Road. The Transaction facilitates the application of the Company’s philosophy on serving the society and people’s livelihood and practicing finance for the people. In comparison with other transportation means, urban rail transit has the advantages of low energy consumption, less noise pollution and zero waste pollution. The Transaction can give full play to the advantages of insurance funds for alternative investments, contribute to the development of green finance and promote the green development of the Company.

Urban rail transit is the key network infrastructure for building the capital economic circle and facilitating the coordinated development of population, economy, resources and environment. The Project Company possesses high-quality and scarce infrastructures and assets that can offer sufficient cash flow. The Transaction represents an investment with relatively high level of security and is expected to bring better investment returns for the Company. In the meanwhile, the Transaction can improve the efficiency of the Company in utilizing insurance funds and give play to the professional ability of CLI.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Bai Tao, Mr. Zhao Peng, Mr. Li Mingguang and Mr. Wang Junhui may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include: (a) the operational risk arising from the failure of the Project Company to operate the metro lines in a reasonable manner, which causes uncertainties about the profits of the Partnership; (b) the liquidity risk in relation to assets disposal by the Partnership upon expiry of its term; and (c) the risk in connection with the laws, regulations and policies of the urban rail transit industry.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% equity interest in CLP&C and 100% equity interest in CLI, and CLI holds 100% equity interest in China Life Capital which in turn holds 100% equity interest in CLIIM, each of CLP&C, CLI, China Life Capital and CLIIM is an associate of CLIC and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the Manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

CLP&C is a non-wholly owned subsidiary of CLIC, with a registered capital of RMB27,800 million. Its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, reinsurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CBIRC. As at 31 December 2021, the audited total assets and net assets of CLP&C were RMB120,178 million and RMB25,422 million, respectively. The revenue and net profit for 2021 were RMB82,549 million and RMB621 million, respectively. As at 30 June 2022, the unaudited total assets and net assets of CLP&C were approximately RMB130,013 million and approximately RMB26,197 million, respectively. The revenue and net profit for the first half of 2022 were approximately RMB42,694 million and approximately RMB1,177 million, respectively.

CLI is a wholly-owned subsidiary of CLIC, with a registered capital of RMB3,700 million. In 2021, CLI received the “Legal Person Permit of Insurance Asset management Company” approved and issued by the CBIRC. Its principal business includes: the management of funds in RMB and foreign currency entrusted by principals under entrustment, engagement in alternative investment business; management and application of its own funds in RMB and foreign currency; business involving insurance asset management products such as debt investment schemes and equity investment plans; provision of consulting services relating to asset management; as well as other businesses approved by the CBIRC and other departments of the State Council. CLI focuses on alternative investments, and its scope of investment covers equity investment, real estate investment, infrastructure investment, special opportunity investment, inclusive finance and other fields. As at 31 December 2022, the audited total assets and net assets of CLI were RMB25,857 million and RMB19,299 million, respectively. The revenue and net profit for 2022 were RMB3,664 million and RMB1,133 million, respectively. As at 31 March 2023, the unaudited total assets and net assets of CLI were approximately RMB25,965 million and approximately RMB19,671 million, respectively. The revenue and net profit for the first quarter of 2023 were approximately RMB1,006 million and approximately RMB376 million, respectively.

China Life Capital is a wholly-owned subsidiary of CLI. China Life Capital was established in November 1995, with a registered capital of RMB1,000 million. Its principal businesses are investment management and asset management. China Life Capital was registered with the Asset Management Association of China as a private equity fund manager in September 2016, and satisfied the requirements of the CBIRC regarding the qualification of equity and real estate investment management institution in June 2017. With its capabilities in investment decision-making, product innovation as well as operation and management as the core competitive advantages, China Life Capital has established a comprehensive physical asset and equity investment fund platform, covering the whole industry chain and the whole cycle of diversified fundraising, value investment, active management and orderly exit. As at 31 December 2022, the audited total assets and net assets of China Life Capital were RMB616 million and RMB494 million, respectively. The revenue and net profit for 2022 were RMB284 million and RMB116 million, respectively. As at 31 March 2023, the unaudited total assets and net assets of China Life Capital were approximately RMB637 million and approximately RMB522 million, respectively. The revenue and net profit for the first quarter of 2023 were approximately RMB63 million and approximately RMB28 million, respectively.

CLIIM is a wholly-owned subsidiary of China Life Capital. CLIIM was established in September 2017, with a registered capital of RMB50 million. Its principal businesses are investment management and investment consulting services. CLIIM is positioned as the general partner of China Life Capital, with an aim to establish private equity funds in the form of limited partnership. As at 31 December 2022, the audited total assets and net assets of CLIIM were approximately RMB16,855,100 and approximately RMB16,852,100, respectively. The revenue and net profit for 2022 were RMB0 and approximately RMB98,000, respectively. As at 31 March 2023, the unaudited total assets and net assets of CLIIM were approximately RMB16,912,400 and approximately RMB16,907,900, respectively. The revenue and net profit for the first quarter of 2023 were RMB0 and approximately RMB55,900, respectively.

Established in October 1994, Beijing Capital Group is a large state-owned enterprise wholly owned by Beijing Municipal People’s Government. After years of development, Beijing Capital Group has built a “3+1” industrial system with eco-environmental protection, urban development and financial services as its principal businesses, and culture and sports as a business for cultivation. Beijing Capital Group has competitive advantages in areas including capital operation, industrial synergy, innovation and research and development, and international cooperation.

Beijing Capital Chuangxin is a wholly-owned subsidiary of Beijing Capital Group. Beijing Capital Chuangxin was established in March 2023, with a registered capital of RMB20 million. Its scope of business includes corporate management, engaging in investment activities with its own funds and providing asset management services for projects invested with its own funds. Beijing Capital Chuangxin is a General Partner established by Beijing Capital Group for the Partnership.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, Beijing Capital Group, Beijing Capital Chuangxin and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Beijing Capital Chuangxin”	北京首創創信企業管理有限責任公司 (Beijing Capital Chuangxin Enterprise Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of Beijing Capital Group

“Beijing Capital Group”	北京首都創業集團有限公司 (Beijing Capital Group Co., Ltd.), a company established under the laws of the PRC with limited liability

“BIIC”	北京市基礎設施投資有限公司 (Beijing Infrastructure Investment Co., Ltd.), a company established under the laws of the PRC with limited liability, which is wholly owned by Beijing Municipal People’s Government

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“China Life Capital”	國壽資本投資有限公司 (China Life Capital Investment Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLI

“CLI”	國壽投資保險資產管理有限公司 (China Life Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“CLIIM”	國壽產業投資管理有限公司 (China Life Industrial Investment Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of China Life Capital

“CLP&C”	中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company established under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules “controlling shareholder” has the meaning given to it under the Listing Rules “Directors” the directors of the Company

“Entrustment Contract”	the entrustment contract to be entered into by the Company with CLI in respect of the contribution of capital to the Equity Investment Plan

“Equity Investment Plan”	國壽投資 – 京港地鐵股權投資計劃 (CLI – Beijing MTR Equity Investment Plan), an equity investment plan established by CLI

“General Partner(s)”	the partners in the Partnership with unlimited joint and several liability for the debts of the Partnership up to all assets owned by them under the Partnership Agreement, being Beijing Capital Chuangxin and CLIIM

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Limited Partner(s)”	the partners in the Partnership with limited liability for the debts of the Partnership up to the amount of their respective capital contributions under the Partnership Agreement, being CLI (on behalf of the Equity Investment Plan) and Beijing Capital Group

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Manager”	the entity that provides daily operation and investment management services to the Partnership, being China Life Capital

“MTR Beijing”	港鐵北京四號綫投資有限公司 (MTR Beijing Line 4 Investment

Company Limited), a company established under the laws of Hong Kong with limited liability, and a wholly-owned subsidiary of MTR Corporation Limited (the shares of which are listed on the Stock Exchange under the stock code: 66)

“Partnership”	北京京港地鐵股權投資基金合夥企業（有限合夥）(Beijing MTR Equity Investment Fund Partnership (Limited Partnership)) (the name of which is subject to the filing with the department in charge of industrial and commercial administration), a limited partnership to be established under the laws of the PRC

“Partnership Agreement”	the partnership agreement to be entered into by CLI (on behalf of the Equity Investment Plan and as a Limited Partner) with Beijing Capital Chuangxin and CLIIM (each as a General Partner), and Beijing Capital Group (as a Limited Partner) in respect of the formation of the Partnership

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“Project Company”	北京京港地鐵有限公司 (Beijing MTR Corporation Ltd.), a company established under the laws of the PRC with limited liability, which is held as to 49%, 49% and 2% by Beijing Capital Group, MTR Beijing and BIIC, respectively, as at the date of this announcement

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transaction”	the investment to be made by the Company in the Partnership through the Equity Investment Plan

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 April 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang

Non-executive Director:	Wang Junhui

Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie